

November 30, 2011

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Yan:

We have reviewed your November 9, 2011 response to our October 26, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 31

1. We acknowledge your response to comment one. Please tell us when you plan to file your amendment reflecting a revised conclusion of disclosure controls and procedures ineffectiveness at March 31, 2011.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

2. Please revise your response to the second bullet of comment three to complete it. Your response indicates that you acquired the patent to achieve two purposes that do not appear to be identified.

3. Assuming your acquisition of the patent rights qualifies for capitalization, please explain to us why you record the amortization of these rights in general and administrative expenses. In your response to the second bullet of comment three you properly state that ASC 730-10-25-2c indicates that the amortization of research and development intangible assets is a research and development cost.

4. In your response to comment three you indicate that you recorded a liability associated with shares that may be issued in the future due to unique terms in your acquisition agreement. We do not believe that contingent consideration or return/rescission provisions in an asset acquisition are unique. As listing your stock on a quotation system and completing a debt or equity financing are ultimately outside your control, and have yet to happen, provide us your analysis demonstrating why a liability was incurred in the patent acquisition. Please refer to ASC 805-50-30-2.

5. In your response to comment three you indicate that your shares issued for the acquisition of US Patent No. 6,475,531 B1 are subject to return if you do not list your stock on a quotation system or complete a debt or equity financing. Please address the following comments:
    - Clarify for us whether the patent is required to be returned and you will recover your shares issued if these contingencies are not met or whether the seller of the patent has the option to reclaim its patent and return your shares.
    - Tell us the date by which you must meet the two contingencies in order to avoid the return of the patent and associated shares.
    - Explain to us why you classify the stock issued to acquire this patent in equity and reference for us the authoritative literature you rely upon to support your accounting. In your response, please tell us why you do not classify it:
        - As a liability under ASC 480-10-25-8 as an obligation to repurchase your stock or
        - In temporary equity under paragraph 4 of ASC 480-10-S99-3A.

     Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                Sincerely,

                /s/ Jim B. Rosenberg

                Jim B. Rosenberg
                Senior Assistant Chief Accountant